UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

As a result of the Supervisory Review and Evaluation Process (SREP) carried out by the European Central Bank (ECB), BBVA has received a communication from the ECB requiring BBVA to maintain, on a consolidated basis, effective from the 1st of January 2017, a phased-in total capital ratio of 11.125%.

This total capital requirement includes: i) the minimum CET1 capital ratio required under Pillar 1 (4.5%); ii) Pillar 1 Additional Tier 1 capital requirements (1.5%); iii) Pillar 1 Tier 2 capital requirements (2%); iv) Pillar 2 CET1 capital requirement (1.5%); v) the capital conservation buffer (CCB)i (1.25% CET1) and vi) the Other Systemic Important Institution buffer (OSII)ii (0.375% CET1).

On an individual basis, the ECB requires BBVA to maintain, effective from the 1st of January 2017, a phased-in total capital ratio of 10.75%.

As of 30th September 2016, phased-in total capital ratios stand at 15.95% on a consolidated basis and 22.51% on an individual basis.

The CET1 requirement included in the ECB communication, on phased-in terms, stands at 7.625% on a consolidated basis and 7.25% on an individual basis.

As of 30th September 2016, BBVA holds a CET1 phased-in capital ratio of 12.26% on a consolidated basis and 18.11% on an individual basis.

BBVA consolidated and individual current capital ratios are significantly above ECB regulatory requirements and, therefore, do not imply the trigger of any regulatory restriction or limitation on payments of dividends, variable remuneration and payments of interest to holders of Additional Tier 1 capital instruments.

Madrid, 30th November 2016

[i]	The Capital Conservation Buffer (CCB) stands, in fully loaded terms, at 2.5% CET1. The amount to be applicable in 2017 will be 50% of that buffer (i.e. 1.25%).
ii	The Other Systemic Important Institution buffer (OSII) stands, in fully loaded terms, at 0.75% CET1. The amount to be applicable in 2017 will be 50% of that buffer (i.e. 0.375%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 1, 2016

By: /s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Authorized representative